UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Chembio Diagnostics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

89268C103
(CUSIP Number)

Lawrence A. Siebert 1764 Litchfield Turnpike, Ste 250 New Haven, Connecticut 06525 (203) 389-8400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on the following pages)
(Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89268C103
1	NAME OF REPORTING PERSON Lawrence A. Siebert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%
14	TYPE OF REPORTING PERSON IN

(Page 2 of 5 Pages)

Item 1.	Security and Issuer.

The class of equity securities to which this Amendment No. 5 to Statement on Schedule 13D (“Amendment No. 5”) relates is common stock, par value $0.01 per share, of Chembio Diagnostics, Inc., a Nevada corporation (the “Issuer”).  This Amendment No. 5 amends the Statement on Schedule 13D, filed on June 3, 2005, as amended by Amendment No. 1 thereto filed on February 13, 2008, Amendment No. 2 thereto filed on May 19, 2008, Amendment No. 3 thereto filed on July 17, 2008 and Amendment No. 4 thereto filed on October 14, 2014.  The principal executive offices of the Issuer are located at 3661 Horseblock Road Medford, NY 11763.

Item 2.	Identity and Background.

(a)	Name of person filing: Lawrence A. Siebert

(b)	Address: 1764 Litchfield Turnpike Ste 250, New Haven, Connecticut 06525

(c)
Principal Occupation: Senior M&A Advisor, Woodbridge International LLC.  As previously reported by the Issuer, Mr. Siebert resigned from his position as the Issuer’s CEO and Chairman of the Board effective March 13, 2014.

(d)	Criminal Proceedings: During the last five years, Mr. Siebert has not been convicted in any criminal proceeding.

(e)
Civil Proceedings: During the last five years, Mr. Siebert has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.  See Item 4 below.

Item 4.	Purpose of Transaction

This Amendment No. 5 is being filed to report Mr. Siebert’s disposition of shares of Issuer common stock as described in Item 5 below.  Mr. Siebert resigned from his position as the Issuer’s CEO and Chairman of the Board effective March 13, 2014.  Mr. Siebert does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
This Amendment No. 5 is being filed to report Mr. Siebert’s disposition on the open market of 100,000 shares of common stock of the Issuer on October 27, 2014, representing approximately 1.04% of the outstanding shares of common stock of the Issuer.  This percentage is based upon 9,611,139 outstanding shares of common stock reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2014.

(b)	Mr. Siebert has sole voting and dispositive power with respect to all shares of the Issuer’s common stock reported in this Amendment No. 5.

(Page 3 of 5 Pages)

(c)	On October 27, 2014, Mr. Siebert sold a total of 100,000 shares of Issuer common stock on the open market as follows:

No. of Shares Sold	Sale Price Per Share
800	$4.84
800	$4.83
100	$4.82
100	$4.81
48,200	$4.80
25,000	$4.60
25,000	$4.50

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 31, 2014
/s/ Lawrence A. Siebert
Lawrence A. Siebert

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